Exhibit 99.1

Connect Biopharma Announces First

Patient Dosed in Phase 2 Trial

Evaluating CBP-201 in Adults with

Moderate-to-Severe Persistent Asthma

SAN DIEGO and TAICANG, China, May 12, 2021 (GLOBE NEWSWIRE) — Connect Biopharma Holdings Limited (Nasdaq: CNTB) (“Connect Biopharma” or the “Company”), a global clinical-stage biopharmaceutical company dedicated to improving the lives of patients with chronic inflammatory diseases through the development of therapies derived from T cell-driven research, today announced that the first patient has been dosed in a Phase 2 trial evaluating CBP-201 in adults with moderate-to-severe persistent asthma.

This multicenter, randomized, double-blind, parallel group, placebo-controlled trial was designed to assess the efficacy and safety of two doses of CBP-201 administered subcutaneously (SC) to eligible patients with moderate to severe persistent asthma with Type 2 inflammation. The trial is expected to enroll approximately 300 patients across 80 clinical sites in the United States, China, European Union, the United Kingdom, Ukraine and South Korea and is divided into a treatment period of 24 weeks and a follow-up period of 8 weeks (NCT04773678).

“Beginning enrollment on the CBP-201 clinical trial offers hope in the pursuit of new, effective treatments for severe asthma,” said Dr. Edward M. Kerwin, MD, Founder and Senior Medical Director of the Clinical Research Institute, Allergy and Asthma Center and Altitude Clinical Consulting, and member of the Connect Biopharma Scientific Advisory Board. “The patients that will be enrolled are those experiencing severe exacerbations requiring oral corticosteroid bursts, very high dose inhaled corticosteroids (ICS), and often requiring emergency department visits or hospitalizations. CBP-201 has been designed to use a validated mechanism as a biologic that blocks IL-4 receptor alpha, which would make it capable of blocking both IL-4 and IL-13 that drive allergic asthmatic inflammation.”

“Initiation of CBP-201 in persistent asthma is a significant step in our plan to expand our clinical programs into important diseases mediated by the dysregulation of the IL-4 and IL-13 cytokines. Many patients with moderate-to-severe asthma continue to have unmet need and could benefit from additional treatment options,” said Zheng Wei, PhD, Co-founder and CEO of Connect Biopharma. “We see strong potential for CBP-201 to become a treatment that can help these patients to address significant unmet medical needs, and ultimately to enhance their quality of life.”

About Type 2 Inflammatory Asthma

Type 2 inflammation, which occurs in more than 80% of children and the majority of adults with asthma, is an important molecular mechanism that gives rise to asthma symptoms. Type 2 inflammation is mediated by type 2 helper T-cells (TH2), which secrete inflammatory cytokines including IL-3, IL-4, L-5, IL-9 and IL-13. While corticosteroids have been a pillar of therapy for patients with type 2 inflammatory asthma, they are associated with multiple local and systemic side effects. Novel therapies that can inhibit aberrant TH2 activity with greater specificity would have the potential to improve the care and outcomes of patients with type 2 inflammatory asthma.

About CBP-201

CBP-201, discovered internally using Connect Biopharma’s proprietary Immune Modulation Technology Platform, is an antibody designed to target interleukin-4 receptor alpha (IL-4Ra), which is a validated target for the treatment of several inflammatory diseases including atopic dermatitis (AD). CBP-201 has shown a favorable safety and efficacy profile in a Phase 1b clinical trial in adult patients with moderate-to-severe atopic dermatitis, suggesting a potential for a differentiated efficacy profile compared with data from clinical trials of the current biologic standard of care therapy. CBP-201 is currently being evaluated in a Phase 2b trial in adult patients with moderate-to-severe atopic dermatitis (NCT04444752), in a Phase 2b trial in adult patients with moderate-to-severe persistent asthma (NCT04773678) and is in development for the treatment of Chronic Rhinosinusitis with Nasal Polyps (CRSwNP).

About Connect Biopharma Holdings Limited

Connect Biopharma Holdings Limited is a global clinical-stage biopharmaceutical company dedicated to improving the lives of patients living with chronic inflammatory diseases through the development of therapies derived from our T cell-driven research.

Our lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha (IL-4Ra) and is currently being evaluated in clinical trials for the treatment of atopic dermatitis (AD) and Asthma and in development for Chronic Rhinosinusitis with Nasal Polyps (CRSwNP). Our second lead product candidate is CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1 (S1P1) that is in development for the treatment of ulcerative colitis (UC) and Crohn’s disease (CD). Furthermore, we are developing CBP-174, a peripherally restricted antagonist of histamine receptor 3, for the treatment of pruritus associated with skin inflammation.

With current headquarters in China, additional operations in the United States and Australia, and clinical development activities in those geographies as well as Europe, Connect Biopharma is building a rich global pipeline of internally designed, wholly owned small molecules and antibodies targeting several aspects of T cell biology. For additional information about Connect Biopharma, please visit our website at www.connectbiopharm.com.

FORWARD-LOOKING STATEMENTS

Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s statements regarding the potential of CBP-201 to achieve a differentiated profile to address the unmet needs of patients with Asthma and the size and timing of the results of the Company’s phase 2 clinical trial evaluating CBP-201 in adult patients with moderate-to-severe persistent asthma. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this release due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”). Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Connect Biopharma undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

IR/PR Contacts:

Lazar FINN Partners

David Carey (IR)

T: +1-(212) 867-1768

david.carey@finnpartners.com

Erich Sandoval (Media)

T: +1-(917)-497-2867

erich.sandoval@finnpartners.com

Corporate Contacts:

info@connectpharm.com